CONSENT OF QUALIFIED PERSON

March 28, 2019

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re:	Technical Report titled “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada” dated March 28, 2019, with an effective date of January 1, 2019

I, Olivier Tavchandjian, consent to the public filing of the technical report titled “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada” dated March 28, 2019, with an effective date of January 1, 2019 (the “Technical Report”) by Hudbay Minerals Inc. (“Hudbay”).

I also consent to the use of any extracts from, or a summary of, the Technical Report in Hudbay’s news release dated March 28, 2019 and Annual Information Form dated March 29, 2019 (the “Disclosure Documents”).

I certify that I have read the Disclosure Documents and that they each fairly and accurately represent the information in the Technical Report for which I am responsible.

/s/ Olivier Tavchandjian__
Olivier Tavchandjian P. Geo.
Vice President, Exploration and Geology, Hudbay